Suite 3120 - 666 Burrard Street, Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

June 12, 2008
File: 300-2B

FILED VIA SEDAR
Project No. 01263739

British Columbia Securities
Alberta Securities Commission
Commission d’accès à l’information
Manitoba Securities Commission
Ontario Securities Commission

Attention:  Statutory Filings

Dear Sirs:

Re:  Technical Report NI 43-101, Preliminary Assessment for the Joanna Gold Project

Further to the Company’s news release dated May 12, 2008, and in accordance with National Instrument 43-101, enclosed herewith are the following documents:

▪

Technical Report NI 43-101 Preliminary Assessment for the Joanna Gold Project prepared for Aurizon Mines Ltd. dated May 22, 2008 (the “Technical Report”) prepared by BBA.

▪

Consents of Authors.

Should you have any questions concerning the enclosed documents, please do not hesitate to contact the writer at the above numbers.

Yours very truly,

AURIZON MINES LTD.

“Signed” David P. Hall,
President & Chief Executive Officer

/jask
Enclosures

cc:\encl:

U.S. Securities and Exchange Commission

(VIA EDGAR - FORM 6K)

DuMoulin Black

Attn: Mary Collyer

Sherman & Sterling

Attention: Christopher Cummings